April 25, 2013

FOR IMMEDIATE RELEASE

MAXCOM ANNOUNCES EXPIRATION OF debt EXCHANGE OFFER

AND equity tender offer

Mexico City, Mexico, April 25, 2013 (NYSE: MXT, BMV: MAXCOM.CPO) – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom” or the “Company”) announced today that the exchange offer (the “Exchange Offer”) for any and all of its outstanding 11% Senior Notes due 2014 (the “Old Notes”) for its Step-Up Senior Notes due 2020 (the “New Notes”) expired at 5:00 p.m. New York City time on April 24, 2013.

The exchange agent for the Exchange Offer has advised Maxcom that as of 5:00 p.m., New York City time, on April 24, 2013, approximately US$123,856,000 or 61.93%, of the Old Notes had been validly tendered and not withdrawn in the Exchange Offer.

Maxcom announced that since the conditions for the consummation of the Exchange Offer and the consent solicitation were not satisfied or waived, including the minimum tender condition, the Exchange Offer will not be consummated. Any notes tendered in the Exchange Offer will be returned promptly without expense to the noteholders.

In addition, Maxcom also announced that the related equity tender offer for all of its Series A Common Stock and related CPOs and ADSs (the “Equity Tender Offer”), which was conditioned upon the Exchange Offer, will not be consummated. Based on the preliminary count by the depositary for the Equity Tender Offer, securities representing approximately 354,540,391 shares of Maxcom’s Series A Common Stock (including 39,318 ADSs), or approximately 44.9% of the total outstanding Series A Common Stock, had been tendered prior to the expiration of the Equity Tender Offer.

Because the Exchange Offer and the concurrent Equity Tender Offer have not been consummated, Maxcom has not received the capital contribution the purchaser in connection with the Equity Tender Offer agreed to make. In light of this outcome, Maxcom is considering all of its alternatives including, but not limited to, commencement of a Chapter 11 case or other restructuring proceeding.

This announcement is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy the New Notes nor an offer to purchase Old Notes nor a solicitation of consents.

April 25, 2013

About Maxcom

Maxcom Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom and has not been reviewed by the Mexican National Banking and Securities Commission (the “CNBV”) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Manuel S. Pérez

Mexico City, Mexico

(52 55) 4770-1170

manuel.perez@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.